1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

October 21, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, D.C. 20549

Re: Carey Credit Income Fund — Exemptive Application

Ladies and Gentlemen:

We are writing on behalf of Carey Credit Income Fund and other applicants (collectively, the “Applicants”) to respectfully request the withdrawal of the Applicants’ amended application for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from the provisions of Sections 17(d) and 57(i) of such Act and Rule 17d-1 thereunder (the “Amended Application”), which was incorrectly filed on October 19, 2015 under file number 812-14569 as a new exemptive application.

The Amended Application has subsequently been re-filed under the correct file number 812-14426 as an amendment to the exemptive application.

Should you have questions regarding this application, please do not hesitate to contact me at (212) 698-3525.

Very truly yours,

/s/ Richard Horowitz
Richard Horowitz